[redacted]

09059719

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tradelink L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 S Wacker Dr Ste 1900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler — (312) 264-2124
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradelink L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 26th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

Independent Auditor's Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3 - 9

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
TradeLink L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of TradeLink L.L.C. as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink L.L.C. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

TradeLink L.L.C.

Statement of Financial Condition
(In Thousands)
December 31, 2008

Assets		
Cash and cash equivalents	$	8,827
Receivable from broker-dealers and clearing organizations		213,394
Securities owned ($239,965 pledged to clearing broker)		1,267,751
Investment in funds		947
Exchange memberships, at cost (fair value $5,842)		2,207
Other assets		4,025
Total assets	$	1,497,151
Liabilities and Members' Equity		
Liabilities		
Payable to noncustomers	$	27,813
Securities sold, not yet purchased		1,362,203
Accounts payable and accrued expenses		44,425
Total		1,434,441
Members' equity		62,710
Total liabilities and members' equity	$	1,497,151

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: TradeLink L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), a Futures Commission Merchant (FCM) registered with the Commodity Futures Trading Commission (CFTC) and is an approved member of the National Futures Association (NFA). The Company operates as a market maker and proprietary trader on various securities, options and commodities exchanges around the world, and provides execution and clearing services to various proprietary and "Non-Customer" accounts as defined by the Commodities Exchange Act.

The Company will terminate on December 15, 2023, in accordance with its operating agreement and pursuant to the Delaware Limited Liability Company Act of the Delaware Code (the Act), unless the Company is earlier dissolved in accordance with either the provisions of its operating agreement or the Act.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents are highly liquid investments, with original maturities of less than three months at date of acquisition that are not held for sale in the ordinary course of business.

Investment in Funds: The Company's ownership portion of these investments is recorded at fair value (see Note 3).

Securities and Derivative Financial Instruments: Transactions in securities and derivative financial instruments, and commission income and related expenses, are recorded on trade date. Securities and derivative financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), with the change in unrealized gains and losses from the preceding period reflected in the statement of income. Brokerage commissions and other trading fees are reflected separately in the statement of income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities Purchased Under Agreements to Resell: The Company may enter into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (resale agreements). These transactions are carried at their contracted resale amounts as specified in the agreements and such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value generally equal to or in excess of the principal amount loaned under the resale agreements. At December 31, 2008, the Company was not a party to any resale agreements.

Income Taxes: The Company is treated as a partnership for federal income tax purposes and therefore does not pay federal income taxes on its earnings; the members are taxed on their respective shares of the Company's earnings.

Foreign Exchange Transactions: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Recent Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

Note 1. Nature of Operations and Significant Accounting Policies, *Continued*

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies* (SFAS 5). SFAS 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on the Company's financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 requires enhanced disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. As this pronouncement is only disclosure-related, it will not have an impact on financial position and results of operations. However, this pronouncement will require increased disclosures around the Company's use of derivatives.

Note 2. Receivable from Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations at December 31, 2008 consist of:

	Receivable
Deposits with clearing organization	
Margin	
Money market funds	$ 111,687,475
U.S. Government obligations	48,999,774
Cash	150,000
	160,837,249
Guarantee	
U.S. Government obligations	999,994
Cash	601,000
Total	162,438,243
Receivable from clearing organizations	952,242
Receivable from broker-dealers	50,003,151
	$ 213,393,636

Deposits with clearing organizations include amounts that the Company has pledged as collateral that the clearing organization cannot, or as a matter of practice does not, sell or repledge. Cash, securities and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3. Fair Value of Financial Instruments

On January 1, 2008, the Company adopted SFAS 157 *Fair Value Measurements*. Upon adoption of SFAS 157 the Company's statement of financial condition required no material adjustment. SFAS 157 establishes a framework for measuring fair value, establishes a fair value hierarchy and expands disclosures about fair value measurements in financial statements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Level 2 – Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities and derivative financial instruments that trade in active markets are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency and are classified within Level 1 of the fair value hierarchy. Instruments that are not actively traded are valued based on quoted markets prices or broker or dealer quotations and are generally classified within Level 2 of the fair value hierarchy.

The Company's investment in the funds are reported in the statement of financial condition at fair value. Fair value is the value determined by management in accordance with the valuation policies of the funds and as reported at the time of the Company's valuation. Generally, the fair value of the Company's investment is the amount that the Company could reasonably expect to receive from the Funds if the Company's investment was redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Company believes to be reliable. This financial instrument is classified in Level 3 of the fair value hierarchy.

Note 3. Fair Value of Financial Instruments, *Continued*

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value as of December 31, 2008, by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets				
Receivable from broker-dealers and clearing organizations				
Money market funds	$ 111,732,238	$ -	$ -	$ 111,732,238
U.S. Government obligations	49,999,768	-	-	49,999,768
Futures	1,416,368	-	-	1,416,368
	163,148,374	-	-	163,148,374
Securities owned				
Options	1,226,910,555	-	-	1,226,910,555
Equity securities	35,648,795	175,989	-	35,824,784
Carbon financial instruments	290,094	-	-	290,094
Gold certificates	4,725,751	-	-	4,725,751
Total securities owned	1,267,575,195	175,989	-	1,267,751,184
Investment in funds	-	-	947,090	947,090
Total assets at fair value	$ 1,430,723,569	$ 175,989	$ 947,090	$ 1,431,846,648
Liabilities				
Securities sold, not yet purchased				
Option	$ 1,324,259,410	$ -	$ -	$ 1,324,259,410
Equity securities	37,943,200	-	-	37,943,200
Total liabilities at fair value	$ 1,362,202,610	$ -	$ -	$ 1,362,202,610

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and, except for exchange memberships, are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments

Note 4. Related-Party Transactions

The Company provides execution and clearing services, and cash treasury services to various proprietary and "noncustomer" accounts as defined by the Commodities Exchange Act, which includes persons, funds and commodity pools that are related by common ownership or in which the Company has an investment. "Payable to noncustomers" on the statement of financial condition represents amounts payable to these related parties. Accounts carried by the Company for these parties are considered to be proprietary accounts under the rules of the Commodity Futures Trading Commission and are not included in the Company's segregation or reserve requirement computations.

Note 4. Related-Party Transactions, *Continued*

The following table represents the effect of related-party transactions on the financial statement as of December 31, 2008:

Nature of Transaction	Financial Statement Description	Amount
Investment in related parties	Investment in funds	$ 947,090
Ledger balance in noncustomer trading accounts, accrued interest	Payable to noncustomers	27,812,789
	Other assets	1,445,952
	Accounts payable	(100,914)

Certain exchange memberships owned by officers of the Company or by an affiliated entity are registered for and assigned to the Company. The Company is reimbursed by entities affiliated by common ownership for the use of certain trading systems, operating expenses incurred and paid on behalf of these entities and general and administrative salaries.

Commission income amounts include the applicable exchange, clearing, and NFA fees which are passed through to those respective parties by the Company.

Note 5. Commitments and Contingencies

The Company leases office space under a noncancelable agreement that expires December 11, 2011. Additionally, TradeLink Holdings LLC, majority owner of the Company, also leases office space under a noncancelable office space lease agreement that expires in 2018. It is expected that a substantial portion of this lease expense will be allocated to the Company. At December 31, 2008, the minimum annual rental commitments under these leases are as follows:

	Company	Parent
2009	$ 160,203	$ 711,208
2010	165,145	786,790
2011	98,016	806,455
2012	-	826,597
2013	-	847,215
Thereafter	-	4,079,698
	$ 423,364	$ 8,057,963

The Company has entered into deferred compensation arrangements with certain proprietary traders under which the traders will receive a portion of their compensation in January 2010 provided, among other terms, they remain a registered trader of the Company until that time. The maximum amount that would be recognized and due to these proprietary traders from 2008 activities is $5,654,095.

Note 5. Commitments and Contingencies

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position as represented in the accompanying statement of financial condition.

The Company also guarantees to certain clearing houses the performance of other members of these institutions and, under certain circumstances, would be subject to assessment.

TradeLink Holdings LLC has guaranteed to certain clearing brokers the activities of the Company.

The Company has a revolving subordinated loan agreement with a bank that expires March 16, 2009. The revolving loan agreement provides for borrowings of up to $20,000,000 that mature one year from the date of the advance and bear interest at the effective Fed Funds rate plus 4 percent. The agreement, among other things, requires the Company to maintain minimum amounts of members' equity and adjusted net capital, as defined. At December 31, 2008, the Company has no borrowings under this revolving loan agreement. The subordinated borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum capital requirements, they may not be repaid (see Note 10).

The Company also has a $50,000,000 collateralized borrowing facility, used to finance the delivery or holding of cash commodities in the course of the Company's proprietary basis trading activities. At December 31, 2008, the Company has no borrowings against this facility.

Note 6. Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan covering all eligible employees, as defined by the plan. Under the terms of the plan, employer contributions are discretionary.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Financial Instruments

The Company, in connection with its proprietary market making and trading activities, enters into transactions in a variety of securities, commodities, foreign exchange and derivative financial instruments. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. The majority of trades occurs in futures, options on futures, equities, and options on equities instruments traded on regulated exchanges in the United States. Trading strategies generally include arbitrage, spreads, hedged or directional. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Note 8. Financial Instruments, *Continued*

Market Risk: Derivative financial instruments involve varying degrees of off balance sheet market risk whereby changes in the market values of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Further, the Company has securities sold, not yet purchased, and will be obligated to acquire those securities in the future at prevailing market prices that may exceed the amount recorded in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2008, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2008.

Credit Risk and Concentration of Credit Risk: The Company also enters into various transactions with broker dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 9. Members' Equity

The Company's operating agreement provides for two classes of members. The Class A member has the sole power and authority to carry out management responsibilities and control the day to day management of the Company's operations, including but not limited to distributions and admittance of new members. The Class B members solely participate in the management of their designated strategy's trading activities and trading profits and losses. Class B members have the right to withdraw capital, subject to the minimum net capital rules (see Note 10). At December 31, 2008, members' equity balances were Class A $55,725,045 and Class B $6,985,823.

Note 10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and the National Futures Association Requirements (Rule 7001), and is required to maintain "net capital" equal to the greater of $500,000, or the sum of 8 percent of customer and 4 percent of noncustomer "risk maintenance margin" requirements on all positions, as these terms are defined. Net capital, aggregate debit items, and risk maintenance margin levels change daily, but at December 31, 2008, under the most stringent of these rules, the Company had net capital and net capital requirements of approximately $28,835,000 and $500,000, respectively. The net capital rules may effectively restrict the withdrawal of members' equity.

Note 11. Subsequent Event

In January, a Class B member contributed $500,000 of capital and other Class B members withdrew $5,385,823 of capital.

McGladrey & Pullen
Certified Public Accountants

TradeLink L.L.C.

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.